February 12, 2013

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No.6 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General1. Please ensure that the next pre-effective amendment identifies the correct amendment No.6. For guidance, please refer to Securities Act Rule 470.

ANSWER: The disclosure has been amended to identify the correct amendment No.6.

Plan of Operations, page 302. Please update your results of operations discussion to also address the three month period ended November 30, 2012. Please also update your financial condition, liquidity and capital resources discussion to make it as of November 30, 2012.

ANSWER: The results of operations, as well as the financial condition, liquidity, and capital resources discussion has been updated to make it as of November 30, 2012.

Exhibit 233. Please provide a currently dated consent from your auditors related to their report dated June 25, 2012 for the audited financial statements for the period from April 17, 2012 (inception) to May 31, 2012 as well as to the reference to them in the Experts section of the registration statement.

ANSWER: Exhibit 23 has been amended to include a currently dated consent from our auditors related to their report dated June 25, 2012, as well as the reference to them in the Experts section.

Thank you.